UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GREEN BANCORP, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

39260X100
 (CUSIP Number)

December 31, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 11

CUSIP No. 39260X100	Page 2 of 13 Pages

1.	Names of Reporting Persons. PINE BROOK CAPITAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	4,016,353
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	4,016,353
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,016,353
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.3%
12.	Type of Reporting Person: PN

CUSIP No. 39260X100	Page 3 of 13 Pages

1.	Names of Reporting Persons. PINE BROOK ROAD ASSOCIATES, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,005,897
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,005,897
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,897
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person: PN, HC

CUSIP No. 39260X100	Page 4 of 13 Pages

1.	Names of Reporting Persons. PINE BROOK ROAD ADVISORS, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,005,897
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,005,897
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,897
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person: PN

CUSIP No. 39260X100	Page 5 of 13 Pages

1.	Names of Reporting Persons. PBRA, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,005,897
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,005,897
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,897
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person: OO, HC

CUSIP No. 39260X100	Page 6 of 13 Pages

1.	Names of Reporting Persons. HOWARD H. NEWMAN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,005,897
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,005,897
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005,897
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person: IN, HC

Page 7 of 13 Pages

Item 1(a).	Name of Issuer:

Green Bancorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4000 Greenbriar, Houston, Texas 77098

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Pine Brook Capital Partners, L.P. (“PBCP”);
ii) Pine Brook Road Associates, L.P. (“PBRA”);
iii) Pine Brook Road Advisors, LP (“Advisors”);
iv) PBRA, LLC; and
v) Howard H. Newman (“Mr. Newman”).

                               This Statement relates to Shares (as defined herein) held for the accounts of PBCP, Pine Brook Capital Partners (SSP), L.P. (“SSP”) and Green PB-4, LLC (“Green”). Pine Brook Capital Partners (Cayman), L.P. (“PBCP Cayman”) serves as the sole member of Green. PBRA serves as general partner to each of PBCP, SSP and PBCP Cayman. Advisors serves as investment manager to each of PBCP, SSP and PBCP Cayman. PBRA, LLC serves as general partner of each of PBRA and Advisors. Mr. Newman is the sole member of PBRA, LLC. In such capacities, PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the accounts of PBCP, SSP and Green.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165.

Item 2(c)	Citizenship:

i) PBCP is a Delaware limited partnership;
ii) PBRA is a Delaware limited partnership;
iii) Advisors is a Delaware limited partnership;
iv) PBRA, LLC is a Delaware limited liability company; and
v) Mr. Newman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

39260X100

Page 8 of 13 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 5,005,897 Shares, which amount includes:  (i) 4,016,353 Shares held for the account of PBCP; (ii) 709,047 Shares held or the account of SSP; and (iii) 280,497 Shares held for the account of Green.

Item 4(b)	Percent of Class:

As of December 31, 2014, PBCP may be deemed the beneficial owner of approximately 15.3% of Shares outstanding, and each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed the beneficial owner of approximately 19.1% of Shares outstanding.  (There were 26,170,949 Shares outstanding as of November 10, 2014, according to the Issuer’s quarterly report on Form 10-Q, filed November 13, 2014.)

Item 4(c)	Number of Shares as to which such person has:

PBCP

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	4,016,353

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	4,016,353

PBRA, Advisors, PBRA, LLC and Mr. Newman

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	5,005,897

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	5,005,897

Page 9 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINE BROOK CAPITAL PARTNERS, L.P.
By:	PINE BROOK ROAD ASSOCIATES, L.P., its general partner
By:	PBRA, LLC, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

PINE BROOK ROAD ASSOCIATES, L.P.
By:	PBRA, LLC, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

January 20, 2015

Page 11 of 13 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	12
B	Power of Attorney	13

Page 12 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Green Bancorp, Inc. dated as of January 20, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PINE BROOK CAPITAL PARTNERS, L.P.
By:	PINE BROOK ROAD ASSOCIATES, L.P., its general partner
By:	PBRA, LLC, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

PINE BROOK ROAD ASSOCIATES, L.P.
By:	PBRA, LLC, its general partner
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

PINE BROOK ROAD ADVISORS, LP
By:	/s/ Robert Jackowitz
Robert Jackowitz, Chief Compliance Officer

PBRA, LLC
By:	/s/ Robert Jackowitz
Robert Jackowitz, Executive Vice President

HOWARD H. NEWMAN
By:	/s/ Robert Jackowitz
Robert Jackowitz, Attorney-in-Fact

January 20, 2015

Page 13 of 13 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Howard H. Newman, hereby make, constitute and appoint Robert Jackowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as sole member and Chief Executive Officer of PBRA LLC, a Delaware single-member limited liability company, and each of the affiliates or entities advised or controlled by me or PBRA LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 15th day of January 2015.

/s/ Howard H. Newman
Howard H. Newman